SilverCrest Announces Las Chispas Vein Extensions to Depth and New Vein Discovery:

•	1.6 Metres at2,098 gpt AgEq
•	1.2 Metres at 1,584 gpt AgEq
•	2.5 Metres at995 gpt AgEq

TSX: SIL| NYSE American: SILV	For Immediate Release

VANCOUVER, BC –October 9, 2019- SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce expansion drill results for three veins (Giovanni, La Blanquita and Las Chispas) and the discovery of a new vein, La Blanquita Dos, in the Las Chispas Area of the Las Chispas Project (“Las Chispas”) located in the state of Sonora, Mexico. The drilling announced today has expanded the high-grade footprints of several veins in the Las Chispas Area (see attached Figures). These multi-vein results show deeper mineralization which  could expand the current resource estimate. The 31 expansion drill holes released today are in addition to the 105 drill holes in the Las Chispas Area previously announced and used in the technical report titled “Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico”, dated effective May 15, 2019, as amended July 19, 2019 (the “PEA”). The PEA is available on SEDAR (www.sedar.com) and on the Company’s website (www.silvercrestmetals.com).

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “While the veins in the Las Chispas Area are usually overshadowed by the exceptional high-grades of the Babicanora Area veins, these results have established the potential to expand and improve the average grade of the resources for the Las Chispas Area veins. New drill results from deeper intercepts in the Giovanni Vein are particularly impressive with an average grade of 1,084 gpt AgEq or over three times the average grade of 349gpt Ag Eq used in the current Giovanni resource estimate. Drilling completed since the February 2019 resource estimate suggests that these high-grade veins extend to depth, down plunge and are open for further expansion. With the Babicanora Area in-fill drilling nearing completion, and based on success of expansion drilling in the Las Chispas Area, we will be re-allocating three drills for an additional 8,000 metres of drilling in Q4, 2019. With further success, the deeper multi-vein mineralization in the Las Chispas Area may develop into a new higher-grade source of potential production later in the mine life.

With continued exploration success and over 100 drill holes in the lab being assayed, the Company looks forward to providing further updates in the coming months.” Since the Giovanni, La Blanquita and Las Chispas veins are near parallel and closely-spaced at approximately 20 to 100 metres apart, drilling of the veins can be intercepted in the same drill hole (see attached Figures) allowing for greater efficiency with repeated hole numbers in the table below.

The most significant result for this release is Hole LC19-111 (Giovanni Vein), which intersected 1.6 metres (estimated true width) grading 8.99grams per tonne (“gpt”) gold (or “Au”) and 1,424.0 gpt silver (or “Ag”), or2,098 gpt silver equivalent (or “AgEq”, based on assumptions defined in table below). Also noteworthy are holes LC19-107 (Las Chispas Vein) at 1.2 metres grading 7.72 gpt Au and 1,005.0 gpt Ag, or 1,584 gpt AgEq and LC19-101 (Giovanni Vein)at2.5 metres grading 4.17 gpt Au and 642.0gpt Ag, or 955gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release;

Giovanni Vein:

Hole ID	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au Gpt	Ag Gpt	AgEq Gpt
LC19-89	272.3	272.9	0.6	0.5	1.89	309.0	451
LC19-100	294.3	295.9	1.6	1.4	6.11	795.3	1,253
Includes	295.4	295.9	0.5	0.4	18.80	2,440.0	3,850
LC19-101	236.0	239.0	3.0	2.5	4.17	642.0	955
Includes	236.0	238.0	2.0	1.6	4.49	708.0	1,045
LC19-106	326.6	327.2	0.6	0.5	2.35	402.0	578
LC19-107	276.8	277.3	0.5	0.4	1.03	204.0	281
LC19-108	293.2	294.4	1.2	0.9	2.30	366.0	539
LC19-111	305.5	307.4	1.9	1.6	8.99	1,424.0	2,098
Includes	305.0	306.7	0.7	0.6	15.85	2,530.0	3,719
Weighted Average			1.4	1.2	4.78	726.3	1,084

Las Chispas Vein:

Hole ID	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au gpt	Ag Gpt	AgEq Gpt
LC19-89	287.9	288.4	0.5	0.4	0.96	124.0	196
LC19-100	309.7	310.2	0.5	0.4	1.93	298.0	443
LC19-105	327.0	328.5	1.5	1.3	3.25	398.0	642
LC19-107	299.6	301.0	1.4	1.2	7.72	1,005.0	1,584
LC19-108	315.0	315.7	0.7	0.5	1.05	144.0	223
Weighted Average			1.0	0.8	3.90	505.8	798

La Blanquita Vein:

Hole ID	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au gpt	Ag Gpt	AgEq Gpt
LC19-87	62.6	63.2	0.6	0.4	1.82	222.0	359
LC19-89	99.8	101.0	1.2	1.1	5.06	289.0	669
LC19-91	95.8	96.4	0.6	0.4	4.40	7.7	338
LC19-96	191.1	191.6	0.5	0.4	2.44	2.8	186
LC19-99	117.7	118.3	0.6	0.4	7.43	563.0	1,120
LC19-101	84.0	85.8	1.8	1.4	2.46	265.5	450
Includes	84.0	84.5	0.5	0.4	7.93	853.0	1,448
Weighted Average			0.9	0.8	3.75	245.5	527

La Blanquita Dos Vein:

Hole ID	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au gpt	Ag Gpt	AgEq Gpt
LC19-91	46.4	47.0	0.6	0.4	1.08	136.0	217
LC19-94	52.1	52.6	0.5	0.4	1.70	216.0	344
LC19-98	49.9	50.9	1.0	0.8	6.58	274.0	767
Includes	50.4	50.9	0.5	0.4	13.10	392.0	1,375
Weighted Average			0.7	0.6	3.91	222.8	516

Note:	All numbers are rounded. Based on a cut off grade of 150 gpt AgEq.
*	AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

Holes LC19-78 to 84,86,88, 90, 92, 93, 95, 97, and 102 to 104 intersected veining but were below the Company’s cut off grade of 150 gpt AgEq. Holes LC19-109 and 110 have pending assays which will be reported when compiled.

The Giovanni Vein inclusive of the La Blanquita Vein, as defined in the PEA ,includes an estimated 71 drill holes with a modeled average vein true width of 2.0 metres and cut grade of 1.47 gpt Au and 239 gpt Ag, or 349 gpt AgEq over a semi-continuous mineralized length of 700 metres by 200 metres high for Giovanni and 200 meters by 100 metres for La Blanquita (see attached Figures). The seven additional drill holes announced in this release for the Giovanni Vein have a weighted average true width of 1.2 metres grading 4.78 gpt Au and 726.3 gpt Ag, or 1,084 gpt AgEq (uncut). These holes have increased the mineralized footprint of the Giovanni Vein by approximately 200 metres in length.

Previously, the La Blanquita Vein was considered to be an extension of the Giovanni Vein, but further drilling shows that these veins are independent of each other. The six additional drill holes announced in this release for the La Blanquita Vein have a weighted average true width of 0.8 metres grading 3.75 gpt Au and 245.5 gpt Ag, or 527 gpt AgEq (uncut) which is similar to the PEA resource estimate. These holes have increased the mineralized footprint of the La Blanquita Vein by approximately 100 metres in length.

The Las Chispas Vein, as defined in the PEA, has estimated 61 drill holes with a modeled average vein width (true) of 2.1 metres and cut grade of 2.39 gpt Au and 340.0 gpt Ag, or 520 gpt AgEq. The five additional drill holes announced in this release for the Las Chispas Vein have a weighted average true width of 0.8 metres grading 3.90 gpt Au and 505.8 gpt Ag, or 798 gpt AgEq (uncut). These holes show high-grade mineralization down plunge from historic workings with an increased mineralized footprint of approximately 150 metres in length.

While these new drill results for the Las Chispas Area veins suggest narrower overall widths, they also indicate higher-grade mineralization when compared with the current resource estimate for these veins. Epithermal veins typically show variable vein widths both horizontally and vertically.

Drilling of Giovanni, Las Chispas and La Blanquita veins in the Las Chispas Area has established vein continuity to depth, with down plunge interception of high-grade mineralization open to further expansion. Multi-vein in-fill drilling may connect current isolated mineralized zones which could potentially decrease conceptual development costs associated with infrastructure and result in previously stranded resources being included in the ongoing feasibility work (see PEA; Opportunities, Section 24.1) .

The La Blanquita Dos Vein is a new near-surface discovery located in the hanging wall of the La Blanquita Vein. This vein is approximately 50 metres from La Blanquita and was discovered while drilling to depth for the Giovanni Vein and the Las Chispas Vein.

Several unnamed veins were intersected while drilling other Las Chispas Area veins with the following intercepts;

•	Hole LC19-85 - 0.6m grading 1.07 gpt Au and 97.0 gpt Ag, or 177 gpt AgEq;

•	Hole LC19-94 - 0.9m grading 1.82 gpt Au and 370.0 gpt Ag, or 370 gpt AgEq;

•	Hole LC19-96 - 0.5m grading 5.11 gpt Au and 0.7 gpt Ag, or 384 gpt AgEq;

•	Hole LC19-105 - 0.8m grading 1.00 gpt Au and 166.0 gpt Ag, or 241 gpt AgEq; and from the same drill hole,

•	Hole LC19-105 - 1.9m grading 0.87 gpt Au and 141.2 gpt Ag, or 206 gpt AgEq.

These unnamed vein intercepts add to the potential for further discoveries, and drills will be assigned to this area after completion of in-fill drilling of Babicanora veins for resource conversion.

There are currently 18core drills operating at Las Chispas; 16 surface and 2 underground. This includes one rig completing process plant site condemnation, 16 rigs completing in-fill and known vein expansion holes in the Babicanora Area veins, and one rig working on new vein targets in the Las Chispas Area with two more to be re-allocated after in-fill drilling completion. Approximately 80 holes for 30,000 metres remain to be completed in 2019 of which25 to 35 holes(8,000 metres) are for the Las Chispas Area veins. An updated resource estimate, including the Las Chispas Area veins, is expected in H1, 2020, along with the ongoing feasibility study.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration and drilling programs of the Las Chispas Property, including construction of the Area 51 decline, metallurgical test, mineralization estimates and grades for drill intercepts, permitting for various work, and optimizing and updating the Company’s resource model and preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Jacy Zerb, Investor Relations Manager
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
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	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
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